Exhibit 99.1

PRIMA BIOMED DISCUSSES CAN-003 ABSTRACT PRESENTED AT ASCO – TRANSCRIPT

Speakers

Dr. Heidi Gray

Dr. Brad Monk

Adam Holdsworth, ProActive Group

Analysts

Scott Hazelwood, Continual Capital Group

Michael Rosenberg, Hudson Capital

Prima BioMed (ASX:PRR, NASDAQ:PBMD)

3rd June 11:00am AEST

Travis - Operator:

Good day ladies and gentlemen and welcome to the Prima BioMed Limited conference call to discuss the abstract presented at ASCO on new interim overall survival and final progression free survival data for the company’s CAN003 trial. My name is Travis and I will be your moderator today. I would now like to turn the conference over to Mr. Adam Holdsworth, Prima investor relations representative. Mr. Holdsworth please proceed.

Adam Holdsworth - ProActive:

Hello everyone and thank you for joining us today for the Prima BioMed ASCO conference call. With me is Dr. Heidi Gray, the lead investigator of Prima’s CAN003 trial and presenting author of the CAN003 data at ASCO and Dr. Brad Monk, chair of Prima’s clinical advisory board. Before I begin I’d like to remind you that during this call we will be making forward looking statements that are subject to risks and uncertainties that may cause actual results to differ from the results discussed in the forward looking statements. Reference to these risks and uncertainties are disclosed in detail in our public announcements to the ASX and our disclosure filings, with the US Securities and Exchange Commission. I will now turn the call over to Dr. Heidi Gray.

Heidi Gray:

Thank you Adam, it’s really a pleasure to be speaking today to you. The results of CAN003 which I just presented on Saturday at the ASCO meeting and was very well received. So ovarian cancer is really an ideal cancer to target for immunotherapy as a maintenance strategy. Most ovarian cancer patients, even at advanced stages will achieve a first clinical remission following surgery and standard chemotherapy. And patients will then be in some degree of a remission for 12 to 24 months in which time they’ll experience a clinical relapse or first remission. Patients will then, usually many will go on to develop a next remission following chemotherapy and/or surgery and so there’s these blocks of time that we have tried to look at in maintenance strategies to help improve these and reduce these recurrence rates. So the purpose of CAN003 was really to perform a randomised phase two trial openly while looking at the CVac dendritic cell vaccine versus standard of care which was observation at the time and patients who are in their first or second clinical remission. And to look at the safety and efficacy of this response.

So the primary objectives were safety and progression free survival and the secondary objectives were overall survival and then looking at markers of immunologic response, both humeral and cellular. So this slide shows you the study design. Patients had to be within 12 weeks of obtaining their first clinical response, so they had to be 12 weeks after finishing their chemotherapy. The first seven patients in the trial were not randomised, they all received CVac and this was really because the manufacturing had changed from Australia to the United States and we needed a safety lead in to make sure that this was appropriate. After that point patients were then randomised to either receive maintenance CVac or the control arm, which was observational standard of care. And this was a one to one ratio. Patients who are in the maintenance CVac arm received a total of 10 doses of vaccine, they got a dose every four weeks for seven doses and then three doses every eight weeks and this was over 56 weeks.

Follow up then for patients were for progression free survival were both using GCIG criteria CA125 if they had an elevated CA125 previously as a marker and recist. And those were done every 12 weeks with visits, CA125s and imaging. So this slide shows you a demographics between the two arms. The CVac you can see in the middle column and then the standard of care observation arm. Of course well balanced; there were 29 patients in the CVac arm and 27 patients in the observation arm and looking at basic characteristics between the two groups, about two thirds of the patients in both groups were in their first clinical remission and then a third were in their second clinical remission. And these were stratified for randomisation, so of course we expected them to be equal. Most patients had stage three disease and were serous cell type which is the most common for ovarian cancer and other demographics such as optimal site of reduction, which can be prognostic and age were also matched. The P Values aren’t shown, but they were not statistically significant between the two groups.

This slide shows the serious adverse events that happened on the trial. None of these were related to the administration of CVac, there were nine in total. Most of the events were related to prior therapy, either surgery, having a bowel obstruction or progression of disease. There was one death on the trial in a patient in the standard of care observation arm. Again that was unrelated to the vaccine or the trial. So this is really where the crux of the data is. So again our primary objective was looking at progression free survival. So of the 56 patients total split into the two arms, the blue line is the CVac arm and the yellow is the standard of care observation arm. And you can see that the median progression free survival for the CVac arm was about 12.9 arms and the median progression free survival for the standard of care arm was 8.6 months. Now this was not statistically significant, but you can see there is some signal there that was more intriguing.

So we decided to look at the data a little bit differently as this was a very heterogeneous group of patients, both in their first and second clinical remission. So we’re going to look at the next slide, which really breaks down the groups a little bit further. And so if we look again on the left hand side, those are the patients in their first clinical remission and then on the right hand side are patients in their second clinical remission. So if you see the Kaplan Meyer survival curves here, patients in their first remission. You’ll see that again there is no difference seen between patients who received the CVac versus observation. However when we look at the patients who are in their second clinical remission, this is where we really see an amazing response. Patients in the CVac arm, the median progression free survival has not yet been reached, it’s over 13 months. And the patients in the standard of care arm, their median progression free survival is about five months. And this is of course is statistically significant with the hazard ratio of .32.

We’ve looked preliminarily at an interim analysis of overall survival and the data is not yet mature, which is pretty typical for overall survival for this group, because there hasn’t been enough deaths which is a good thing. Again looking at the two groups into their remission, so first remission group on the left hand side, second remission group on the right hand side. Again in the first remission group, neither group has reached their median overall survival yet, so really can’t say anything about that group. In the second remission group however we’ve actually reached the median overall survival for the standard of care observation arm and that’s 26 months. In the CVac treated group, those patients have not yet met their median overall survival and this is also statistically significant and really shows that there’s likely to be a signal in the overall survival.

So really in summary again we have multiple goals for this trial, first was it feasible? So yes it was able to manufacture and distribute multi-nationally the CVac drug, it was very safe as expected with most immunotherapeutics, well tolerated, minimal toxicities, really just mostly injection site reactions and of that nature. I didn’t show the data, but this also has been presented before that we were able to demonstrate that we showed that the patients who received the CVac vaccine were able to produce a mucin 1 specific T cell response; again I didn’t show that data today. And then really importantly is that we did see a significant progression free survival improvement in patients in their second clinical remission. This seems to be translating to an improvement in overall survival in second remission, however the data are not yet mature to definitively say this.

So I think that these results are incredibly exciting; I was very pleased to be able to present them at ASCO and they’ve been very well received in the media and with others that I’ve been speaking with. I’m going to conclude my remarks and actually turn this over to Dr. Monk who is going to maybe expand a little bit on what his thoughts are where CVac might sit in the ovarian cancer maintenance treatment arena.

Brad Monk:

So thank you very much and Dr. Gray let me just be one of many to congratulate you. The American Society of Clinical Oncology as you know is the largest oncology meeting around the world, there were almost 30,000 attendees and this was one of the most highlighted presentations. So congratulations to you, your investigators, your patients who most importantly who appear to be receiving considerable clinical benefits from this intervention and obviously to Prima BioMed for their commitment to ovarian cancer. My point to make here is that ovarian cancer is ideally suited to study immunotherapy. Probably heard a lot in the literature about melanoma, renal cell cancer, maybe even lung cancer, but if there was ever a cancer where immune intervention would work, it’s ovarian cancer. And why do I say that? So when we look at ovarian cancer under the microscope, we can see right within the tumour, the immune cells, the lymphocytes, the white blood cells who are trying to attack this cancer. So the more that those white blood cells are within the tumour that we see under the microscope, the better the prognosis. The problem is that those white blood cells do not recognise the tumour very well.

So the point of CVac is to take those white blood cells outside of the patient to reprogram them if you will, to expose them to the mucin 1 antigen, the antigen which is present on almost all ovarian cancer cells to teach them if you will to recognise what they’re there to fight, but yet not fighting very well. And so that’s what was so remarkable is that this was yes able to be done, but that the theory was really proven, proven that you could delay these cancers from coming back, which would ultimately be a third time. And to what level of magnitude? Well really we don’t know, because the patients that got the intervention of CVac are doing so well, we can give you a minimum boundary. The minimum boundary is 13 months compared to five months. But the difference in progression free survival is probably even better and we have a statistical function that can compare that and that’s called the hazard ratio. And the hazard ratio of that end point within the second remission group was .32. What does that mean?

That means that at any given time 68% of the patients are doing better. That the risk of recurrence is 68% less in those that receive CVac versus those that received the observation. The observation, there’s no question the standard of care is unacceptable, because as shown in this trial, the average time to recurrence is about five months. And once the cancer comes back the patients become symptomatic and ultimately die. And as you’ve seen, progression free survival is not enough; we need to help these patients live longer, which is the ultimate goal. And again that was confirmed in a very preliminary observation, but again preliminary because the patients treated with CVac are not dying, which is remarkable. So at least 25 months of survival and I think again thank you to Prima BioMed for trying to do a more definitive trial, a definitive trial which we call CAN004B, again B meaning it’s the second remission cohort.

Now this time with over 200 patients. So if this can hold up I think ultimately this will be practise changing and ultimately I think lead to a different way that we look at ovarian cancer. So it’s exciting, congratulations Dr. Gray and time to move forward and get to the next phase two study, the more definitive trial done, thank you.

Travis:

Thank you. At this time if you wish to register a question please press *1 on your phone and wait for your name to be announced. If you wish to cancel your request please press *2.

Scott Hazelwood, Continual Capital Group:

First of all thank you very much and this is very compelling and intriguing data and I appreciate the presentation. Can you give us your thoughts on why progression free survival looked better in the second remission versus the first?

Brad Monk:

Go ahead, we’re both eager to jump on that, because that’s really important, go ahead.

Heidi Gray:

I did get this question quite a bit; again we had to think about this in its context. I think there’s really two things to focus on. One is that patients in their first clinical remission are a very heterogeneous group, 80% of patients will have achieved this after first line chemotherapy surgery and their prognostic outcome can be varied. A lot of patients might recur in six months, maybe it’ll be two and a half years. So this study was small in numbers, so to be able to detect a difference when you have a wide heterogeneous group is going to probably be small. So what I’m saying is there might still be or there may be patients in the CR1 group who would benefit, but you would need a much larger study. Secondly patients in the CR2, so if you’re able to achieve a second clinical remission, no detectable cancer after a first recurrence, that’s actually a smaller group of patients. And statistically they have a better prognosis, much better outcome. They will tend to live longer obviously than patients who aren’t able to achieve that. And so maybe there is something about those patients that they are able to respond to say an immunotherapeutic signal, that places them at a better advantage for responding to some of these maintenance strategies. So that’s the best I can do to kind of think through why we saw that difference. Brad did you have any other thoughts?

Brad Monk:

Yeah so Scott remember what I said, I said that the patients that have tumour infiltrating lymphocytes have the best prognosis ok. And then what Dr. Gray said is the patients who have a second are also the patients that have a good prognosis. So really what you’re doing is you’re using the biology of the tumour to sterilise the trial, in other words to sanitise the trial, to enrich the population to those women who have an ovarian cancer with what I call an immunophenotype. These are individuals whose immune system is working, but not working well enough. And that’s I think where I see that works. So there’s a group of patients where the immune system probably is not involved in helping these women live longer and better, but in the second remission group, again the better prognosis group, the patients who have tumour infiltrating lymphocytes, patients whose immune system can recognise the tumour, but not fight it efficiently, those are the patients that you can boost if you will. And in the CAN004B we’re going to look at that and we’re going to look at infiltrating lymphocytes and some of those translational signs and point really to prove that hypothesis. But this is no surprise to me that the second remission group did better, again because those are the patients where immunology is really playing a role in their longevity.

Scott Hazelwood, Continual Capital Group:

Thank you, can I ask one follow up question and I’ll drop off? Why have so few products demonstrated overall survival advantage in ovarian cancer?

Brad Monk:

So overall survival is difficult to show when post progression survival is long. Let me say it in another way. So if we triple or double progression free survival, but the patient goes on to live two or three years, it’s very, very difficult. So you have to have a magnitude of difference in the PFS that is great, not just improving it by 50%, but improving it by two or three times ok. And you have to have a group of patients that are not going to live a long time, so that’s another important reason why I am, as a drug developer, in a clinical trial excited here, because in this group quite honestly where the survival is not nearly as long as front line, we actually had a chance to show an overall survival benefit. And that’s why the end point of the follow up trial is overall survival. Do you see what I’m saying? So in the beginning, because patients live four or five years, you’ll never show a survival benefit, but in this group of patients where they’re living two to three years, your chance of translating progression free survival and overall survival will be more likely. And if you look at let’s say other trials in some of the anti angiogenesis medications, they’ve mostly been studied in first and second line. So this is a very rational clinical trial development program, not only to show clinical benefit, but have a direct strategy to registration. Because bringing this drug to market is really the only way that will help patients.

Michael Rosenberg, Hudson Capital:

Thanks for hosting the call this evening. Could you explain what’s in the maintenance therapy space for ovarian cancer and does the CAN004 CVac clinical trial account for this market space?

Brad Monk:

It’s an excellent question, in other words what’s the competitive landscape? The competitive landscape to date is really anti-angiogenesis therapy. You may recall at last ASCO at first remission, there was an oral anti-angiogenesis drug pazopanib made by GlaxoSmithKline that improved progression free survival by 5.6 months. That was filed to the EMA in Europe, but the filing was withdrawn really because of toxicity. So anti-angiogenesis therapies are there, but the level of toxicity is such that they really haven’t led to FDA approval, because not only the toxicity, but the magnitude of the benefit is also not great. But anti-angiogenesis interventions are there.

The second thing is PARP inhibitors. So in this space of second remission, PARP inhibitors and specifically Olaparib and in fact on June 25th we’re going to have an oncology drug advisory committee in ODEC with the FDA where AstraZeneca is going to try to get approval for Olaparib. So that’s the competitive landscape, but the beauty of CVac and why we would be interested in CVac is because the tolerability far outperforms, far outperforms Olaparib or an anti-angiogenesis strategies. So it is a competitive space yes, but I think there are real opportunities and advances here for a therapy that’s so well tolerated. The negative for CVac right is that it’s difficult to obtain, you’ve got to go through leukapheresis, you’ve got to reprogram the cells, but again that’s one of the important points of this trial that Dr. Heidi Gray just presented is that it’s feasible. Because that was really the negative is oh Dr. Monk this is too complicated; sounds good, but I’m not sure you can do it. Well we can do it, we did do it and we proved that we can do it.

Michael Rosenberg, Hudson Capital:

Thanks, so Prima designed a CAN004 clinical study, would you care to discuss in light of this data?

Brad Monk:

So basically CAN004 is being done, it’s enrolling patients, in this exact same space where the clinical benefit was seen in Dr. Gray’s study. In the second remission patients it’s the same study design comparing observation to CVac ok. And gain looking for translational research surrogate end points, but this time it’s powered for survival. So in order to do survival, remember this study only had 56 patients, in order to show survival you’re going to have to do many more. So the sample size here is 210 for 004, so that’s basically the study population, the intervention, the primary objective and the sample size.

Scott Hazelwood, Continual Capital Group:

Thank you and this is my final question, thanks for the time. So ASCO again highlighted many immuno oncology products like CVac and recently Prima was awarded fast track designation. Can you comment on the role of immuno oncology therapy in ovarian cancer?

Brad Monk:

Yes so it’s an emerging space right and there’s not a lot going on. We’re interested in PD1 and PDL1, I’m sure you’ve heard of those check point inhibitors. There was a small paper from Japan, Nivolumab from Bristol Myers Squibb presented. Personally the response rate at 25% or so was interesting, but not I don’t think earth shattering. But the check point inhibitors, the PD1, PDL1, the CTOA4 inhibitors are interesting. There’s also some pro-inflammatory molecules which are in development and there are some other cell based vaccines. There’s a lot of enthusiasm for cancer vaccines. None of the data was presented at this meeting in any real clarity, but we’re not the only ones to say that ovarian cancer is an ideal space to do immunotherapy research for sure. I think the question becomes is Prima BioMed a leader or are they a follower? Obviously that’s an interpretation that you guys can make, I’m very encouraged that they have this 210 patient larger study designed and enrolling. So I can’t think off the top of my head, I’m certainly open to challenges here, I can’t think of anyone that’s ahead of Prima BioMed in the immunotherapy space in ovarian cancer.

David Langsam, Biotech Daily:

Good morning this side of the planet and good evening to you. I’m just looking at slide 10, CAN003 overall survival first remission and second remission. And I think that what it’s saying is that if I remember correctly, 10 patients in each group in the second remission group which is a small number, 10 versus 10 and trying to read what it’s saying is, well let me ask a question another way. When do you reach overall survival, what is the cut off, because there’s not 10 people in the orange line, there appears to be seven points there? So what’s the criterion for overall survival?

Brad Monk:

Right so the purpose of 003 right was number one feasibility.

David Langsam, Biotech Daily:

Hang on sorry I’m just asking about this particular graph, I need to understand it.

Brad Monk:

I’m getting there and thank you for that. So the purpose was feasibility, so there was no statistical power, how many patients do we need, when is the clinical cut off, how much data do you need? So the answer to your question, there is no pre-specified end point, so the answer to your question is that there is no pre-specified, I’ll say it again. And the purpose of this trial simply was to justify a 210 phase two trial.

David Langsam, Biotech Daily:

No, no, the graph has got data in it and I don’t understand what the data is saying to me.

Brad Monk:

Ok the data is that the median overall survival in the orange line is 26.25 months.

David Langsam, Biotech Daily:

And what does that mean?

Brad Monk:

That means that half of the patients live less than 26 months and half live longer than 26 months.

David Langsam, Biotech Daily:

Ok so 50% of patients is the criteria.

Brad Monk:

Yes, yes, yes.

David Langsam, Biotech Daily:

And that 50%, that is five out of the 10 on CVac have not reached that point, have not died?

Brad Monk:

Yes. And so we don’t know what the median is.

David Langsam, Biotech Daily:

That’s fine, so in another period of time and unfortunately that will probably be the case, you’ll reach the point where five CVac patients out of the 10 have died…

Brad Monk:

Right.

David Langsam, Biotech Daily:

And you’ll be able to give a time point for that.

Heidi Gray:

Correct.

Brad Monk:

Yes and so all…

David Langsam, Biotech Daily:

And then for example let us just hypothesise for a moment, let’s say it’s 48 months just as a hypothesis, just as a suggestion, an example, and then you’ll be able to say well it seems in this small study that five of the CVac patients reached this point as compared to five of the standard of care patients reaching that point.

Brad Monk:

Right. But what we do is we use a hazard ratio. So a hazard ratio compares every point on the curve at a current point in time. And the hazard ratio of that is .17 and what that means is that at any given point on that curve, the 17 minus 100 is 83%, so that there’s an 80% chance of being alive at any given point, statistically speaking if you got CVac versus standard of care. So for investors and patients they understand medians, but median only describes one point on a curve, what you really want to know is the entire impact of the curve. And the way to do that is you do a statistical comparison and you get a hazard ratio and then the hazard, the risk of being dead is 83% less at any given time given the existing data. And then you say well is that statistically significant? Well it’s not statistically significant, because as you very correctly pointed out, the numbers are small. So what is that .17 statistically speaking? Well that could be anywhere between .02 and 1.44, that’s the confidence interval. So it’s too early to tell, but the encouraging thing is that it’s in the right direction and again we needed to show feasibility and we needed to justify it to you as an investor and the scientific world, is it worth investing all this time and money in a 210 patient trial? And the answer I think is yes, but I don’t think that you can draw a definitive conclusion from this trial, you’re going to have to wait for 004. We’re on the right track and that’s the message.

David Langsam, Biotech Daily:

I appreciate that Dr. Monk, I just needed to know how you were calculating the overall survival and it’s on 50% of patients, that’s fine. Now the other question is of all ovarian cancer patients, how many in a percentage term reach second remission?

Brad Monk:

Yeah that’s a very difficult question and I don’t know. My sense is it’s probably in the range of, and Dr. Gray, Heidi I’d be interested in your perspective.

Heidi Gray:

I was going to say 50%, I was going to say if you say 80% of patients will get into the first clinical remission, and then I would say of that group maybe only 30% won’t. The problem is it’s really a big group.

Brad Monk:

30% of 80% is only 24%, so that’s…

Heidi Gray:

Right that’s the group that won’t, that won’t achieve. I think you know…

Brad Monk:

That won’t, ok so 70% of 80% is 56%, so I think in the range of 40% to 50%, I think that’s a good estimation.

Heidi Gray:

Right you think that’s a fair estimate Brad, I mean that was about what I was thinking in my head it was about?

Brad Monk:

Yeah, that’s about right.

David Langsam, Biotech Daily:

Ok so the target market for CVac to put it into blunt terms unfortunately is about half of that which the company originally thought seven years ago, but the initial evidence from this slide is that it could be quite useful for second remission patients and therefore the current trial is correctly designed and we need to wait for its result.

Brad Monk:

I think that’s very fair, thank you David.

David Langsam, Biotech Daily:

Thank you for your time, thanks for explaining it.

END OF TRANSCRIPT